Filed Pursuant to Rule 253(g)(2)
File No. 024-11104

FUNDRISE GROWTH EREIT VI, LLC

SUPPLEMENT NO. 9 DATED DECEMBER 17, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VI, LLC (“we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – FR-PC Parkland JV LLC

On December 11, 2020, we directly acquired ownership of a “majority-owned subsidiary”, FR-PC Parkland JV LLC  (the “Parkland Controlled Subsidiary”), for an initial purchase price of approximately $15,032,000, which is the initial stated value of our equity interest in the Parkland Controlled Subsidiary. We anticipate funding approximately $484,000 through future capital calls, bringing our total investment in the Parkland Controlled Subsidiary to approximately $15,516,000 (the “Parkland Investment”). The Parkland Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 358 units located at 1863 Wells Road, Orange Park, FL 32073 (the “Parkland Property”). The closing of the initial Parkland Investment and the Parkland Property occurred concurrently.

The Parkland Investment was partially financed with a $6,000,000 unsecured loan obtained from an affiliate of our sponsor, with a one year initial term and an interest rate of 3.50% per annum, with interest accruing to maturity.  The remaining portion of the Parkland Investment was funded with proceeds from our offering. The loan is expected to be repaid with proceeds from our offering, which we continue to raise on an ongoing basis.

The Parkland Controlled Subsidiary is managed by Peak Capital Partners (“Peak”), which currently operates approximately 23,000 units across the United States. Peak and its affiliates own and manage conventional, affordable, and student apartment communities in growth markets in the United States. They have acquired and managed approximately $4.1 billion of apartment communities over the last 10 years.

Pursuant to the agreements governing the Parkland Investment (the “Parkland Operative Agreements”), our consent is required for all major decisions regarding the Parkland Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Parkland Investment, paid directly by the Parkland Controlled Subsidiary.

The Parkland Property was acquired for a purchase price of approximately $53,000,000. Peak anticipates additional hard costs of approximately $1,250,000 to perform common area and exterior improvements, as well as additional soft costs and financing costs of approximately $3,650,000, bringing the total projected project cost for the Parkland Property to approximately $57,900,000. To finance the acquisition of the Parkland Property, a $41,572,000 senior secured loan with a ten (10) year initial term at an interest rate of 30-Day Average Secured Overnight Financing Rate (“SOFR”) + 2.78% with four (4) years interest-only was provided by Walker & Dunlop  – Freddie Mac (the “Parkland Senior Loan”). The remaining equity contributions to the Parkland Controlled Subsidiary are being contributed 95% by us and 5% by Peak and its affiliates.

As of the closing date, the Parkland Senior Loan had an approximate LTC ratio of 71.8%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Parkland Property is a 358-unit garden-style apartment property in Orange Park, FL, and was approximately 95.5% occupied at the time of our investment. The property was constructed in 1986, and the build is of wood frame.

The Jacksonville market presents a sound investment opportunity arising from strong population growth and stable rent growth.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Orange Park, FL Apartments - Parkland at Orange Park - FR-PC Parkland JV LLC	9.1% - 13.1%	$3,490	$0	5.50%	2.45%	2.25%	2.75%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT VI, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.